November 24, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:    Mr. Christopher Chase, Attorney-Adviser

RE:	Intraware, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 3, 2008
File No. 000-25249

Ladies and Gentlemen:

On behalf of Intraware, Inc., we submit this letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated November 21, 2008, relating to Intraware’s Preliminary Proxy Statement on Schedule 14A (File No. 000-25249) (the “Preliminary Proxy Statement”).

Intraware is concurrently filing via EDGAR Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), and for the convenience of the Staff, will also provide to the Staff by courier a copy of this letter and a marked copy of Amendment No. 1 (against the Preliminary Proxy Statement filed on November 3, 2008).

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with Intraware’s response. Except as otherwise specifically indicated, page references in our responses correspond to the applicable page of Amendment No. 1.

Background of the Merger, page 21

1.	Please revise this section to disclose each meeting related to the merger and identify each person who attended each meeting or who performed a material task related to the merger. For example, where you state that “members of our management team” or “members of Acresso’s management team” attended meetings or performed tasks, please identify the individuals to whom you refer and the material tasks that they performed.

Securities and Exchange Commission

Re:	Intraware, Inc.

November 24, 2008

RESPONSE: As requested, the Preliminary Proxy Statement has been revised on pages 21 through 29 to identify the relevant individuals and the material tasks that they performed.

2.	In the second paragraph on page 22, you state that you retained GCA Savvian Advisors, LLC on June 4, 2008 to provide advice on strategic alternatives and opportunities available to you. However, in the last paragraph on page 21, you state that on May 7, 2008, prior to retaining GCA Savvian, Justin Benson, your Senior Vice President of Business Development and Sales, and Wendy Nieto, your Chief Financial Officer, met with Acresso Software, Inc. “to discuss market opportunities and strategic initiatives.” Please disclose how and why your representatives identified Acresso as an appropriate party with which to discuss market opportunities and strategic initiatives prior to your retention of GCA Savvian. Also, please disclose whether the timing of this or any other discussion prior to your retention of GCA Savvian materially affected the scope of services provided by or fees paid to GCA Savvian.

RESPONSE: As requested, the Preliminary Proxy Statement has been revised on page 21 to disclose how we identified Acresso as an appropriate party with which to discuss market opportunities and strategic initiatives.

As further requested, the Preliminary Proxy Statement has been revised on page 22 to disclose whether the timing of this or any other discussion prior to Intraware’s retention of GCA Savvian materially affected the scope of services provided by or fees paid to GCA Savvian.

3.	In the fourth paragraph on page 22, you state that members of your management team presented to the board a “summary of various strategic initiatives” related your businesses. Please discuss the alternatives discussed and why you decided that an acquisition was deemed superior to any other strategic initiative.

RESPONSE: The various strategic initiatives discussed by Intraware’s board of directors and management team at the meeting of Intraware’s board of directors held on August 6, 2008 included selling a portion of its business in an asset sale, selling the entire company or continuing to operate as a stand-alone company. The meeting also included a general review of Intraware’s business, operations and financial condition. At the meeting, Intraware’s board of directors did not conclude, nor did it endeavor to conclude at such an early stage, that any particular course of action was preferable to any other course of action.

Securities and Exchange Commission

Re:	Intraware, Inc.

November 24, 2008

Intraware did not ultimately pursue a partnering transaction, which had been discussed prior to its August 6, 2008 board of directors meeting, or a transaction that would have involved the sale of less than its entire business, in part because Intraware did not identify any potential counterparties that were interested in further exploring such transactions. Intraware also considered the expected tax treatment of an asset sale placed it at a disadvantage to the other transactions under consideration. Furthermore, Intraware believed that a transaction that would involve the acquisition of its entire business, such as the merger, to have a number of advantages to continuing to operate as a stand-alone company, including:

•

that such a transaction offered Intraware’s stockholders the opportunity to sell their shares of Intraware common stock at $4.00 per share of common stock, which represents an approximate 29.0% premium over the closing price of Intraware’s common stock on October 17, 2008 (the last trading day prior to the public announcement of the merger) and an approximate 12.5% premium over the daily average of the closing prices of Intraware’s common stock during the period from September 8, 2008 to October 17, 2008 (the 30 trading days prior to the public announcement of the merger);

•

that such a transaction could be structured to provide Intraware’s stockholders with cash consideration for their shares of Intraware common stock, which consideration would allow Intraware’s stockholders to realize immediate and certain value for their investment; and

•	that such a transaction eliminated certain risks and expenses associated with Intraware remaining a publicly traded company.

For further discussion of the reasons that Intraware’s board of directors approved of the merger, please see the section of the Preliminary Proxy Statement titled “The Merger—Recommendation of our Board of Directors.” For these reasons, as well due to as the absence of available alternative transactions, Intraware’s board of directors has recommended that Intraware’s stockholders adopt the merger agreement.

The Preliminary Proxy Statement has been revised on page 22 to provide additional disclosure regarding the consideration given by Intraware’s board of directors to alternative strategic transactions at its August 6, 2008 meeting.

4.	We note that you participated in several rounds of negotiations with Company A resulting in multiple offers by Company A. Therefore, it appears that the negotiations with Company A went beyond the preliminary inquiry stage. In this regard, please revise your disclosure to identify Company A by name and provide the key terms and values of each offer it made to you.

Securities and Exchange Commission

Re:	Intraware, Inc.

November 24, 2008

RESPONSE: As requested, the Preliminary Proxy Statement has been revised on pages 23 and 24 to provide the key terms and values of each offer that Company A made to Intraware.

Intraware respectfully notes that Intraware’s discussions with Company A were preliminary in nature and did not reach the point of a nonbinding agreement, arrangement or understanding on price or other key terms. Furthermore, Intraware respectfully submits that, regardless of whether or not the discussions with Company A went beyond the preliminary inquiry stage, the identity of Company A is not material for purposes of its stockholders’ ability to make an informed decision about the merger. The nonbinding offer submitted by Company A on September 5, 2008 was inferior to the corresponding Acresso offer because, among other things, it offered approximately $1.3 million less in aggregate consideration than the consideration offered by Acresso. Furthermore, subsequently on October 15, 2008, Company A indicated that it would be unable to pursue an acquisition transaction with Intraware in the foreseeable future or upon terms that would be acceptable to Intraware.

In addition, Intraware is party to a confidentiality agreement with Company A that restricts its ability to disclose Company A’s identity and Intraware believes that the disclosure of Company A’s identity could have a negative impact on its relationship with Company A. The Preliminary Proxy Statement has been revised on page 22 to clearly disclose the existence of the confidentiality agreement with Company A. In the event that the merger is not consummated, the disclosure of the identity of Company A may adversely affect Intraware’s ability to consummate an alternative transaction with Company A in the future. For these reasons, Intraware believes that such disclosure would not be in the best interests of, and could in fact be detrimental to, its stockholders.

5.	We note that on September 5, 2008, you decided to enter into a non-binding letter of intent with Thoma Bravo, LLC, which included a 15 business day exclusivity period, and that you decided to suspend communications with Company A and any other potential acquirer. Please disclose all material terms of each offer received from Thoma Bravo and the reason or reasons that ultimately led you to choose Thoma Bravo’s offer over Company A’s offer.

RESPONSE: As requested, the Preliminary Proxy Statement has been revised on pages 23, 24, 26 and 27 to disclose the material terms of each offer received from Thoma Bravo. The Preliminary Proxy Statement has been further revised on page 24 to disclose the reason or reasons that ultimately led Intraware to choose Thoma Bravo’s offer over Company A’s offer.

6.	On October 1, 2008, Thoma Bravo, LLC, reduced its offering price to you to $4.50 per share. On October 17, 2008, Thoma Bravo again reduced its offering price to you to $4.00 per share. Please disclose whether Thoma Bravo similarly changed any other material terms of its offer to you. In this regard, please discuss further the terms of the equity commitment Thoma Bravo provided to Acresso Software, Inc. and how this would impact you.

Securities and Exchange Commission

Re:	Intraware, Inc.

November 24, 2008

RESPONSE: As requested, the Preliminary Proxy Statement has been revised on pages 26 and 27 to disclose any changes to the other material terms of Thoma Bravo’s offer to acquire Intraware made on October 1, 2008 and October 17, 2008.

As discussed in the section of the Preliminary Proxy Statement titled “The Merger—Equity Commitment Letter,” an investment fund operated by Thoma Bravo is party to a letter agreement that commits the fund to make $20.2 million capital investment in Acresso to fund Acresso’s obligations under the merger agreement. The letter agreement also contains certain representations and covenants concerning the fund’s ability to satisfy this equity commitment, the survival of the equity commitment in the event that the merger agreement is terminated and Intraware’s ability to enforce the equity commitment as a third-party beneficiary of the letter agreement. The fund’s liability under such equity commitment letter is limited to $3.0 million, the amount of the Acresso termination fee.

Intraware believes that the letter agreement provides Intraware with additional assurance that Acresso will have available the funds required to consummate the merger at the time that all conditions to the closing of the merger have been satisfied because Acresso would have, in addition to its own cash resources and the cash resources of Intraware, access to the funds of Thoma Bravo in order to consummate the merger. We also note that Acresso is required under the terms of the merger agreement to deposit the merger consideration with the paying agent prior to the closing of the merger. In light of the prevailing conditions in the global capital markets and credit markets and macroeconomic conditions, Intraware believes that this equity commitment has a positive impact on the overall terms of the merger for Intraware and its stockholders.

The Preliminary Proxy Statement has been revised on pages 27 and 36 to provide additional disclosure regarding the terms of the equity commitment letter and how it could potentially impact Intraware.

Securities and Exchange Commission

Re:	Intraware, Inc.

November 24, 2008

7.	On page 25, you describe a meeting on October 7, 2008 in which management provided “the process for moving forward with alternative strategic transactions.” Also, you state that on October 15, 2008, Company A “advised Intraware that it might wish to pursue other available strategic options.” Please describe these strategic transactions and options to which you refer and why you decided not to pursue them.

RESPONSE: As requested, the Preliminary Proxy Statement has been revised on page 27 to clarify that the “alternative strategic transactions” refers to an acquisition transaction with Company A and that the “available strategic options” refers to alternative acquisition transactions similar to those being discussed between Intraware and Company A.

Intraware was unable to pursue an acquisition transaction with Company A because Company A advised Intraware that it was not interested in pursuing such an acquisition transaction in the foreseeable future or upon terms that would be acceptable to Intraware. Intraware decided to pursue the merger with Acresso, which represented the only reasonably available alternative acquisition transaction similar to that which it was discussing with Company A at the time. Throughout the process, Intraware also continued to consider the possibility of remaining an independent company, ultimately deciding not to do so for the reasons described in response to Comment 3, above.

8.	We note your disclosure in the first paragraph of this section that the representations and warranties have been made “solely” for the benefit of the other parties to the merger agreement. Also, we note your disclosure in the second paragraph of this section that investors should “not rely” on the representations and warranties contained in the merger agreement as statements of factual information as of the date they were made or at any other time. Please revise these statements to remove any potential implication that the proxy statement or full merger agreement do not constitute public disclosure under the federal securities laws.

RESPONSE: As requested, the Preliminary Proxy Statement has been revised on page 52 to eliminate the language referred to above and remove any potential implication that the proxy statement or full merger agreement do not constitute public disclosure under the federal securities laws.

9.	We note that on page 49 you state that the representations and warranties included in the merger agreement are qualified by the disclosures that were made in connection with the negotiation of the merger agreement and that these disclosures are not reflected in the merger agreement. Also, we note that on page A-7 of your merger agreement that your representations are specifically qualified by the “Company Disclosure Letter.” Please provide us a list briefly identifying the contents of all omitted schedules, letters, or similar supplements to the merger agreement.

Securities and Exchange Commission

Re:	Intraware, Inc.

November 24, 2008

RESPONSE: As requested, we have set forth below a list identifying the contents of all omitted schedules, letters, or similar supplements to the merger agreement. Intraware agrees to furnish to the Commission upon request a copy of any omitted schedule, letter or similar supplement to the merger agreement.

Item	Contents
Exhibit A, Form of Voting Agreement	The Form of Voting Agreement has been included as Appendix D to the Preliminary Proxy Statement.

Company Disclosure Letter	The Company Disclosure Letter provides lists of Intraware agreements, other Intraware-specific information and certain exceptions made to the representations and warranties of Intraware in the merger agreement. These lists, information and exceptions relate to the following sections of the merger agreement:

Section 3.1, Organization and Good Standing; Charter Documents

Section 3.3, Capitalization

Section 3.4, Company Subsidiaries

Section 3.5, No Conflict; Required Filings and Consents

Section 3.7, Litigation

Section 3.8, Company Reports; Financial Statements

Section 3.9, Absence of Certain Changes or Events

Section 3.10, Taxes

Securities and Exchange Commission

Re:	Intraware, Inc.

November 24, 2008

Section 3.11, Title to Personal Properties; No Real Property

Section 3.12, Officers, Directors, Employees and Affiliates

Section 3.13, Employee Benefits Plans

Section 3.15, Contracts and Commitments

Section 3.16, Intellectual Property

Section 3.23, Export Control Laws

Section 5.1, Conduct of Business by Intraware Pending the Merger

Equity Commitment Letter	The Equity Commitment Letter provides for the matters described under the section titled “The Merger—Equity Commitment Letter” of the Preliminary Proxy Statement.

*     *     *

In addition, as requested by the Staff, Intraware acknowledges that:

•	Intraware is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Intraware may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A letter to this effect from the General Counsel of Intraware is included with this submission.

*     *     *

Securities and Exchange Commission

Re:	Intraware, Inc.

November 24, 2008

In light of Intraware’s and Acresso’s desire to hold the stockholders’ meeting and, if stockholder approval is obtained, complete the merger as promptly as practicable, we respectfully request that the Staff confirm that our responses address the Staff’s comments or provide us with any additional comments as promptly as practicable. To the extent that the Staff has any questions or requires any additional information we would be happy to provide it on an expedited basis.

Please direct any questions or comments that you may have to the undersigned (650-849-3223) or Ben Hance (650-565-3701). Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Mr. Peter H. Jackson, Intraware, Inc.
Ms. Wendy Nieto, Intraware, Inc.
Lisa Haugh, Esq., Intraware, Inc.
David Segre, Wilson Sonsini Goodrich & Rosati, P.C.
Ben Hance, Wilson Sonsini Goodrich & Rosati, P.C.

November 24, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:    Mr. Christopher Chase, Attorney-Adviser

RE:	Intraware, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 3, 2008
File No. 000-25249

Ladies and Gentlemen:

In connection with the letter of Wilson Sonsini Goodrich & Rosati, P.C., submitted on behalf of Intraware, Inc. in response to comments from the staff of the Securities and Exchange Commission received by letter dated November 21, 2008, relating to Intraware’s Preliminary Proxy Statement on Schedule 14A (File No. 000-25249), Intraware hereby acknowledges that:

•	Intraware is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Intraware may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INTRAWARE, INC.

/s/ Lisa Haugh
Lisa Haugh, General Counsel

cc:	Mr. Peter H. Jackson, Intraware, Inc.
Ms. Wendy Nieto, Intraware, Inc.
David Segre, Wilson Sonsini Goodrich & Rosati, P.C.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Ben Hance, Wilson Sonsini Goodrich & Rosati, P.C.